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                                      Filed by Credit Management Solutions, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                              Subject Company: Credit Management Solutions, Inc.
                                                     Commission File No. 0-21735


                        [FIRST AMERICAN CORPORATION LOGO]

CONTACT:
Thomas R. Wawersich                       Nancy L. Weil
Vice President of                         Senior Vice President
Mergers and Acquisitions                  of Marketing
The First American Corporation            Credit Management Solutions, Inc.
(800) 854-3643 Ext. 3399                  (800) 777-2674 Ext. 6089

                    THE FIRST AMERICAN CORPORATION TO ACQUIRE
                        CREDIT MANAGEMENT SOLUTIONS, INC.
      -- NATION'S LARGEST AUTOMOTIVE CREDIT SERVICE PROVIDER TO ACCELERATE
            FIRST AMERICAN'S CONSUMER INFORMATION GROWTH STRATEGY --

SANTA ANA, CALIF., JAN. 30, 2001 -- THE FIRST AMERICAN CORPORATION (NYSE:FAF), the nation's leading provider of business information and related products and services, and CREDIT MANAGEMENT SOLUTIONS, INC. ("CMSI") (NASDAQ:CMSS), a premier technology provider of credit automation software and services, jointly announced today that First American has entered into a definitive agreement to acquire CMSI. First American will pay approximately $52 million, adjusted for trading-value changes in accordance with specified collar provisions, in a stock-for-stock transaction expected to close in the second quarter of 2001. The acquired entity will be known as First American CMSI.
         The acquisition of CMSI is intended to enhance First American's presence in the automotive- and consumer-lending credit reporting arenas, where it already holds a significant market share. The addition of CMSI's suite of credit decisioning products, along with its CREDITOnline(TM) transaction processing network, will give First American and its subsidiaries access to millions of lending transactions generated by CMSI clients. These clients include some of the largest financial institutions in the United States and Canada, including AmeriCredit, Bank of America, Bank One, General Motors Acceptance Corp., Royal Bank of Canada, Wells Fargo Bank and WFS Financial.
         "For over a decade, CMSI has been the credit automation choice of some of the nation's most prestigious lenders," said Donald A. Robert, president of First American's Consumer Information and Services Group. "Additionally, CMSI's CREDITOnline network has been nearly doubling its transaction volume each year since 1998 and now processes more than a quarter of a million credit transactions each month for auto dealers and lenders. Each of these credit transactions represents an opportunity for a First American product to be sold, whether it be merged credit reports, subprime credit data or automobile insurance tracking services."

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THE FIRST AMERICAN CORPORATION TO ACQUIRE CREDIT MANAGEMENT SOLUTIONS, INC.
PAGE 2-2-2

         Parker S. Kennedy, president of The First American Corporation, added:
"The acquisition of CMSI represents another major advancement in our strategy to expand our consumer information segment. In addition to providing extensive automated credit analysis services to the automobile-lending industry, CMSI serves telecommunications companies, student lenders, equipment lessors and small businesses. CMSI's relationships with lenders across the nation also gives us the opportunity to cross market other First American products and services to a broad new customer base."
         CMSI's president and chief executive officer Scott L. Freiman said:
"The combination of CMSI and First American decisively accelerates everything we have accomplished as a stand-alone company and creates an exciting new and expanded platform for future growth that we expect will reward CMSI employees and stockholders. Our rapidly expanding automotive network, our new credit-decisioning products, our experienced employees and our improved financial performance will greatly benefit First American's consumer strategy."
         Under the terms of the definitive merger agreement unanimously approved by the boards of directors of both companies, CMSI stockholders will receive registered common shares of First American in exchange for their shares of CMSI. The value attributed to the First American common shares to be paid in the transaction will vary depending on the closing prices of First American's shares prior to the CMSI stockholders meeting, subject to specified maximum and minimum prices. CMSI stockholders will receive no more than 0.2841 and no less than
0.2083 First American common shares for each share of CMSI common stock. The merger is subject to the approval of CMSI stockholders, receipt of regulatory approvals and satisfaction of customary closing conditions. Certain stockholders of CMSI, representing approximately 49 percent of CMSI's outstanding common stock, have entered into voting agreements in support of the merger. The transaction is expected to be accretive to First American's earnings in 2002. First American also expects to retain substantially all of CMSI's 200 employees and the company's existing facilities, which are headquartered in Annapolis Junction, Md.
         The First American Corporation, based in Santa Ana, Calif., is the nation's leading provider of business information and related products and services. The corporation's three primary business segments include: title insurance and services; real estate information and services, which includes mortgage information services and database information and services; and consumer information and services, which provides automotive, sub-prime and direct-to-consumer credit reporting; resident screening; pre-employment screening; property and automotive insurance tracking services; property and casualty insurance; home warranties; investment advisory; and trust and banking services. Information about the company and an archive of its press releases can be found on the Internet at WWW.FIRSTAM.COM.
         Since it was founded in 1987, CMSI has been a premier provider of credit automation software and services, including online lending and leasing technology. The company's e-commerce subsidiary, Credit Online, Inc., credit-enables business-to-business transactions through its Internet gateway and its patented CREDITConnection(R) technology (WWW.CREDITCONNECTION.COM), which links credit originators such as automobile dealers and borrowers with an extensive network of leading prime and non-prime lenders. Through its CMSI Systems, Inc. subsidiary, CMSI licenses credit decisioning and other automation

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THE FIRST AMERICAN CORPORATION TO ACQUIRE CREDIT MANAGEMENT SOLUTIONS, INC.
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systems and services for consumer and business credit that have been the choice of the world's largest and most demanding lending institutions. Additional information on CMSI, is available at WWW.CMSINC.COM.
CREDITConnection is a registered trademark of Credit Management
Solutions, Inc.

    CERTAIN STATEMENTS MADE IN THIS PRESS RELEASE, INCLUDING THOSE RELATING TO THE TIMING OF THE TRANSACTION AND THE EXPECTED BENEFITS OF THE MERGER, INCLUDING THE CONTRIBUTION OF CMSI TO FIRST AMERICAN'S CREDIT REPORTING BUSINESS AND THE CONTRIBUTION OF CMSI TO FIRST AMERICAN'S EARNINGS, ARE FORWARD-LOOKING. RISKS AND UNCERTAINTIES EXIST WHICH MAY CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE THE ANTICIPATED RESULTS TO DIFFER FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS INCLUDE: THE POSSIBILITY THAT THE ANTICIPATED BENEFITS FROM THE MERGER CANNOT BE FULLY REALIZED; THE POSSIBILITY THAT COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF CMSI'S BUSINESS WITH THAT OF FIRST AMERICAN WILL BE GREATER THAN EXPECTED; EACH COMPANY'S ABILITY TO COMPETE IN HIGHLY COMPETITIVE AND RAPIDLY CHANGING MARKETPLACES; INTEREST RATE FLUCTUATIONS; CHANGES IN THE PERFORMANCE OF THE REAL ESTATE MARKETS; GENERAL VOLATILITY IN THE CAPITAL MARKETS; CHANGES IN APPLICABLE GOVERNMENT REGULATIONS; CONSOLIDATION AMONG THE COMPANIES' SIGNIFICANT CUSTOMERS AND COMPETITORS; LEGAL PROCEEDINGS COMMENCED BY THE CALIFORNIA ATTORNEY GENERAL AND RELATED LITIGATION; THE COMPANY'S CONTINUED ABILITY TO IDENTIFY BUSINESSES TO BE ACQUIRED; CHANGES IN THE COMPANY'S ABILITY TO INTEGRATE BUSINESSES WHICH IT ACQUIRES; AND OTHER FACTORS DESCRIBED IN THE COMPANIES' PERIODIC REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO, THEIR RESPECTIVE ANNUAL REPORTS ON FORM 10-K FOR THE YEAR ENDED DEC. 31, 1999. THE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE. THE COMPANIES DO NOT UNDERTAKE TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS ARE MADE.

Additional Information

First American plans to file a Registration Statement on SEC Form S-4 in connection with the merger and CMSI expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about First American, CMSI, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, First American and CMSI file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by First American and CMSI at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. First American's and CMSI's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov. CMSI, its directors, executive officers and certain members of management and employees may be soliciting proxies from CMSI stockholders in favor of the adoption of the merger agreement. A description of any interests that CMSI's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

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